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                                   EXHIBIT 1

        FORM OF LETTER TO MEMBERS AMENDING OFFER TO PURCHASE INTERESTS

June 4, 2007

RE:  BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Company")

Dear Member:

   We are writing to inform you that the Company has amended its offer, dated May 2, 2007, to purchase limited liability company interests in the Company ("Interests") from members of the Company ("Members") who wish to tender their Interests for purchase (the "Offer").

   Increase in Amount of Offer

   On May 2, 2007, the Company notified Members of the Offer pursuant to which the Company offered to purchase, subject to certain conditions, up to $17 million of Interests from Members based on the net asset value of Interests determined as of June 30, 2007. Because the Company has received from Members tenders of Interests for purchase pursuant to the Offer that exceed $17 million, the Board of Managers of the Company (the "Board") has increased to $35 million the amount of Interests that the Company is offering to purchase pursuant to the Offer. The Board's action is intended to help assure that all Interests (or portions thereof) that are tendered by Members for purchase by the Company pursuant to the Offer can be purchased without the need for a pro rata reduction in the portion of each tendered Interest (or portion of an Interest) that is purchased. As of May 31, 2007, the Company had received tenders of Interests from Members having an aggregate value (determined as of April 30, 2007) of approximately $26.8 million.

   Extension of Offer

   In view of the increase in the amount of the Offer, the Board has extended the expiration date of the Offer from 12:00 midnight, Eastern Time, on Thursday, May 31, 2007, until 12:00 midnight, Eastern Time, on Monday, June 18, 2007. Members may tender Interests for purchase pursuant to the Offer until the new expiration date. In addition, until the new expiration date, Members have the right to change their minds and withdraw their tenders of Interests for purchase by the Company. A Member will also have the right to withdraw a tender of an Interest at any time after June 28, 2007, if the Interest has not been accepted by the Company for purchase prior to the receipt of the withdrawal request by the Company's transfer agent, The Bank of New York (the "Transfer Agent").

   Other Information

   Under the terms of the Offer, the Company agreed to make an initial payment in cash and/or marketable securities (valued in accordance with the Limited Liability Company Agreement of the Company) equal to 95% of the net asset value of each Interest purchased within 30 days after June 30, 2007 (the date as of which Interests will be valued for purposes of purchase by the Company) or, if the Company has requested withdrawals of capital from any portfolio funds in order to finance the purchase of Interests, ten business days after the Company has received at least 90% of the aggregate amount withdrawn from those portfolio funds (the "Initial Payment"). As a result of the increase in the amount of the Offer, and depending on the total amount of Interests tendered to the Company for purchase, the Company may need to borrow money to make the Initial Payment. Alternatively, the Company may defer the Initial Payment until ten business days after it has received payment of withdrawal proceeds from portfolio funds in the aggregate amount described above.

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BNY/Ivy Multi-Strategy Hedge Fund LLC

   Should you wish to tender your Interest (or a portion of your Interest) for purchase by the Company, please complete and return the enclosed Letter of Transmittal to the Transfer Agent by mail or by fax so that it arrives no later than June 18, 2007. If you do not wish to have the Company purchase your Interest, simply disregard this letter. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

   All tenders of Interests must be received by the Transfer Agent, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order, by 12:00 midnight, Eastern Time, on Monday, June 18, 2007. Mail and fax instructions are included in the Letter of Transmittal.

   Except as described in this letter, all other terms of the Offer remain the same as described in the notice of the Offer that was previously sent to you.

   If you have any questions, or wish to receive another copy of the notice of the Offer, please call the Company's transfer agent, The Bank of New York, at
(877) 470-9122 (toll free).

                     Sincerely,
                     /s/ Joseph F. Murphy

                     Joseph F. Murphy
                     President
                     BNY/Ivy Multi-Strategy Hedge Fund LLC